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SEC FILE NUMBER
8-40282

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: GERWIN GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1575 E Hillcrest Dr.
(No. and Street)

Thousand Oaks	CA	91362
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Christopher Gerwin	805-494-5005	chrisgerwin@gerwingroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

OHAB AND COMPANY, PA
(Name – if individual, state last, first, and middle name)

100 E SYBELIA AVE, SUITE 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

JULY 28, 2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Gerwin _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GERWIN GROUP, INC. _____, as of December 31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: PRESIDENT

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT CERTIFICATE

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document

STATE OF CALIFORNIA
COUNTY OF VENTURA ____________

Subscribed and sworn to (or affirmed) before me on this 17th day of March 2022 by
DATE MONTH

CHRISTOPHER L. GERWIN and

____________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

____
Signature of Notary Purblic

____

Z. HUSAIN
COMM. # 2266114
NOTARY PUBLIC-CALIFORNIA
VENTURA COUNTY
My Commission Expires DECEMBER 5, 2022

OPTIONAL

CAPACITY CLAIMED BY SIGNER

INDIVIDUAL
CORPORATE OFFICER
PARTNER(S)
ATTORNEY IN FACT
TRUSTEE(S)
GUARDIAN/CONSERVATOR
OTHER:

DESCRIPTION OF ATTACHED DOCUMENTS



Oath / Affidavit - Annual Reports Form X-17A-5
TITLE OF DOCUMENT

1
PAGES

3/17/2022
DATE



GERWIN GROUP, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2021

FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2021

TABLE OF CONTENTS



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Gerwin Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Gerwin Group, Inc. as of December 31, 2021, the related statement of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Gerwin Group, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Gerwin Group, Inc.'s management. Our responsibility is to express an opinion on Gerwin Group, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Gerwin Group, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Gerwin Group, Inc.'s financial statements. The supplemental information is the responsibility of Gerwin Group, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Ohab and Company, PA

We have served as Gerwin Group, Inc.'s auditor since 2010.

Maitland, Florida

March 24, 2022

Gerwin Group, Inc.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Assets:

Cash and cash equivalents	$	8,164
Commission receivable		8,569
Assets	$	16,733

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Accounts payable and accrued liabilities	$	1,602
Liabilities	$	1,602

Stockholders' Equity:

Common stock, $1 par value; 10,000 shares authorized, 10,000 issues and outstanding	$	10,000
Additional paid-in		76,730
Retained earnings		(68,890)
		17,840
Net Loss		(2,709)
Equity	$	15,131
Liabilities & Equity	$	16,733

The accompanying notes are an integral part of the financial statements.

4

Gerwin Group, Inc.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:

Insurance income	$	20,705
Mutual Fund and 12B-1 Fees		35,713
Total Revenues	$	56,418

Expenses:

Commissions and Salaries	$	24,658
Professional Fees		9,490
Telephone and communications		7,037
Regulatory fees and expenses		2,333
Storage expenses		1,372
Other operating expenses		14,237
Total Expenses	$	59,127
Net Income (Loss)	$	(2,709)

The accompanying notes are an integral part of the financial statements.

Gerwin Group, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances, December 31, 2020	$ 10,000	$ 76,730	$ (68,890)	$ 17,840
Net Income (Loss)	-	-	(2,709)	(2,709)
Balances, December 31, 2021	$ 10,000	$ 76,730	$ (71,599)	$ 15,131

The accompanying notes are an integral part of the financial statements.

Gerwin Group, Inc.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:

Net income (loss)	$	(2,709)

Adjustments to reconcile net incomes to net cash flows from operating activities:

(Increase) decrease in:		
Commissions Receivable		(1,357)
Prepaid Expenses		770
Increase (decrease) in:		
Accounts Payable and accrued expenses		112
Net cash provided by operating activities	$	(3,184)
Net decrease in cash and cash equivalents	$	(3,184)
Cash and cash equivalents at beginning of period		11,348
Cash and cash equivalents at end of period	$	8,164

The accompanying notes are an integral part of the financial statements.

Note 1 — Summary of Significant Accounting Policies

Nature of Business

Gerwin Group, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in August 1988 in the state of California. The Company primarily sells mutual funds, fixed and variable annuities and life insurance.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. As of December 31, 2021, the Company had no uninsured cash balances.

Revenue Recognition

Revenue includes fees from mutual funds and distribution fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Brokerage Commissions

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

Distribution Fees

The Company enters arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the snares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Note 1 — Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as an S-Corporation for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The stockholder's allocable share of the Company's income or loss is reportable in their income tax returns. Provisions are made for California State S Corporation franchise tax, as applicable.

State income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related to differences between the financial and income tax bases of assets and liabilities. The deferred tax assets and liabilities, if any, represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Note 2 — Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at amounts equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

As of December 31, 2021, the Company had excess net capital of $ 9,456 and a net capital rate of .111 to 1 .

Note 3 - Related Party

The Company conducts operations from the residence of its sole stockholder. There is no lease or sharing agreement, and the Company is currently not paying rent for the space it occupies.

Note 4 — Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 5 - Commitment and Contingencies

The Company had no commitment and contingencies as of December 31, 2021.

Note 6 - Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2022, through March 24, 2022, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

GERWIN GROUP, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4) AS OF DECEMBER 31, 2021

Computation of basic net capital requirements:

Total member's equity qualified for net capital	$	15,131
Non-Allowable Assets:		675
Net capital before haircuts and securities positions		14,456
Net capital	$	14,456
Minimum net capital requirements: 6 2/3 $\%$ of total aggregate indebtedness ($107) Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		5,000
Excess net capital		9,456

There are no material differences between the above computation of net capital and the corresponding computations submitted by the Company with the unaudited Form X-17-A-5 Part IIA filing as of December 31, 2021.

SCHEDULE II
GERWIN GROUP, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17+5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2021

Total aggregate indebtedness:

Accounts payable and accrued liabilities	$ 1,602
Aggregate indebtedness	$ 1,602
Ratio of aggregate indebtedness to net capital	.111 to 1

SCHEDULE III
GERWIN GROUP, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2021

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.



hab and Company, P.A.

100 E. Sybelia Ave. Suite 130   *Certified Public Accountants*   Telephone 407-740-7311
Maitland, FL 32751   Email: pam@ohabco.com   Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Gerwin Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Gerwin Group, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Gerwin Group, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) Gerwin Group, Inc. stated that Gerwin Group, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Gerwin Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Gerwin Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Ohab and Company, P.A.

Maitland, Florida

March 24, 2022



Gerwin Group, Inc.
Retirement Planning

1575 E. Hillcrest Dr.
Westlake Village, CA 91362
chrisgerwin@gerwingroup.com
Fax: 805-494-3335
800-973-7775
805-807-1697
www.gerwingroup.com
Member FINRA & SIPC

March 15, 2022

Ohab and Company P.A.
100 E Sybella Ave., Suite 130
Maitland, FL 32751

Gerwin Group, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. section 240.17a-5. ("Reports to be made by certain broker and dealers") This exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of it's knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from C.F.R. section 15c3-3 under the following provisions of 17 C.F.R. section 240.15c3-3(k)(1):

and

(2) The Company met the identified exemption in provision 17 C.F.R. section 240.15c3-3(k)(1) throughout the most recent year without exception.

Gerwin Group, Inc.

I, Christopher Gerwin, swear and affirm that to the best of my knowledge and belief, this Exemption Report is true and correct.

By

Christopher Gerwin

President
March 15, 2022